INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
                COMPUTATIONS OF EARNINGS PER SHARE (1)

                                         Three Months Ended  Six Months Ended
                                             June 30,             June 30,
                                          1996      1995      1996      1995
   PRIMARY
   Weighted average shares outstanding
   during the period                     16,165    16,480    16,162    16,568
   Shares issuable upon assumed exercise
   of stock options and warrants, less
   amounts assumed repurchased under
   treasury stock method(2)                             3                   1

   Total common shares and common
   shares equivalents                    16,165    16,483    16,162    16,569

   Net income (loss)                      ($174)  ($1,009)  ($1,283)  ($3,183)

   Primary per share amount              ($0.01)   ($0.06)   ($0.08)   ($0.19)

   FULLY DILUTED(3)
   Total common shares and common
   share equivalents                     16,165    16,483    16,162    16,569
   Additional shares issuable upon
   assumed exercise of stock options
   and warrants, less amounts assumed
   repurchased under treasury stock method(2)

   Total                                 16,165    16,483    16,162    16,569

   Net income (loss)                      ($174)  ($1,009)  ($1,283)  ($3,183)

   Fully diluted per share amount        ($0.01)   ($0.06)   ($0.08)   ($0.19)

(1)Weighted average share and dollar amounts, except per share amounts, are stated in thousands

(2)Shares issued from assumed exercised of options and warants include the number of incremental shares which result from applying the "treasury stock method" for options and warrants, APB Opinion No. 15, paragraph 36. The options and warrants are antidilutive in 1995 and are not included in the calculation.

(3)This calculation is submitted in accordance with 17 CFR 229.601(b)(11) although not required by APB Opinion No. 15 because it results in dilution of less than 3%.